SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Laredo Petroleum, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

516806106
(CUSIP Number)

Kathlyne Kiaie

c/o SailingStone Capital Partners LLC

One California Street, 30th Floor

San Francisco, California 94111

(415) 429-5178

with a copy to:

Marc Weingarten, Esq.

Aneliya Crawford, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2019
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516806106	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON SailingStone Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,336,790
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 37,336,790
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 37,336,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 15.78%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 516806106	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS SailingStone Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,336,790
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,336,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 37,336,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 15.78%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 516806106	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS MacKenzie B. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,336,790
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,336,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 37,336,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 15.78%
14	TYPE OF REPORTING PERSON HC; IN

CUSIP No. 516806106	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS Kenneth L. Settles Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,336,790
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,336,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 37,336,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 15.78%
14	TYPE OF REPORTING PERSON HC; IN

CUSIP No. 516806106	SCHEDULE 13D/A	Page 6 of 8 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 14, 2019 (the "Original Schedule 13D", and together with this Amendment No. 1, the "Schedule 13D") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Laredo Petroleum, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 3, 4, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

The shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired by SailingStone directly acting solely on behalf of its investment advisory clients. SailingStone has purchased a total of 37,336,790 shares of Common Stock in open-market purchases for an aggregate consideration of approximately $400,000,132 (exclusive of brokerage commissions). To the best knowledge of the Reporting Persons, the funds used in such purchases were from SailingStone’s available investment capital and none of the consideration for such shares of Common Stock was represented by borrowed funds.

Item 4.	PURPOSE OF THE TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On May 8, 2019, the Reporting Persons delivered to the Board a letter stating, among other things, their appreciation for the Board taking the initial steps to implement the business plan that the Reporting Persons outlined in their February presentation. The Reporting Person also urged that additional work needed to be done, to further reduce G&A costs, improve well productivity and improve capital efficiency, in order to increase free cash flow. The Reporting Persons also urged the Board to evaluate strategic alternatives in view of the merits of industry consolidation. The letter is attached hereto as Exhibit F and is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported to be beneficially owned by the Reporting Persons is based upon 236,555,114 shares of Common Stock reported to be outstanding as of April 29, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed by the Issuer with the SEC on May 2, 2019.

As of the date hereof, the Reporting Persons collectively may be deemed to beneficially own 37,336,790 shares of Common Stock, which represents 15.78% of the outstanding shares of Common Stock. The number of shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons are as follows:

		Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class

	(A)	SailingStone: 37,336,790	Sole Voting and Sole Dispositive Power (1)	15.78%

CUSIP No. 516806106	SCHEDULE 13D/A	Page 7 of 8 Pages

(B)	SailingStone Holdings: 37,336,790	Shared Voting and Shared Dispositive Power (2)	15.78%

(C)	Davis: 37,336,790	Shared Voting and Shared Dispositive Power (3)	15.78%

(D)	Settles: 37,336,790	Shared Voting and Shared Dispositive Power (4)	15.78%

 ____________________

(1)	Such shares of Common Stock are owned by investment advisory clients of SailingStone. By reason of its investment advisory relationship with such clients, SailingStone is deemed to have sole voting and sole dispositive power over such shares of Common Stock. The economic interest in such shares of Common Stock is held by such clients.
(2)	Because SailingStone Holdings is the general partner of SailingStone GP LP which serves as managing member of SailingStone, SailingStone Holdings could be deemed to share the power to vote and dispose or direct the disposition of such shares of Common Stock.
(3)	Because Davis is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such shares of Common Stock.
(4)	Because Settles is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such shares of Common Stock.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented as follows:

Exhibit F -	Letter
Exhibit G -	Transactions in Securities of the Issuer During the Past Sixty Days by the Reporting Persons.

CUSIP No. 516806106	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2019

SailingStone Capital Partners LLC*

By:	/s/ Kathlyne Kiaie
Name:	Kathlyne Kiaie
Title:	Chief Compliance Officer

SailingStone Holdings LLC*

By:	/s/ MacKenzie B. Davis
Name:	MacKenzie B. Davis
Title:	Managing Member

MacKenzie B. Davis*

By:	/s/ MacKenzie B. Davis
Name:	MacKenzie B. Davis

Kenneth L. Settles Jr.*

By:	/s/ Kenneth L. Settles Jr.
Name:	Kenneth L. Settles Jr.

* The Reporting Persons disclaim beneficial ownership in the shares of Common Stock represented herein except to the extent of their pecuniary interest therein.

EXHIBIT F

May 8, 2019

Board of Directors

Laredo Petroleum

15 W. Sixth Street, Suite 900

Tulsa, OK 74119

Dear Members of the Board,

We would like to thank you for working constructively with us to better understand our views and for taking the initial steps to implement the business plan that we outlined in our February presentation. As we showed in our analysis, we firmly believe that Laredo’s assets are capable of generating both attractive returns on capital and strong growth on a debt-adjusted, per-share basis when capitalized properly.

We are encouraged by the updated strategic direction of the Company, which aims to generate modest oil production growth and free cash flow. We believe that the new strategy will help to create more value for shareholders by improving the capital efficiency of the business. This shift should support improving financial and operating metrics over the next several years.

While we are pleased with the steps that have been taken by the Company so far, it is also clear that more work needs to be done. G&A costs are still too high when compared with Laredo’s peers and additional cuts are needed to remain competitive. In addition, incremental improvements in well productivity, driven by the plan to drill wells on wider spacing, should result in both increased oil production growth and free cash flow without higher levels of drilling activity.

Barring a significant decline in commodity prices, the improvements in capital efficiency and operating costs, as well as the reduction in the corporate decline rate, should support increasing amounts of free cash flow over time. We believe that the Board should create and communicate the framework that will be used to determine how capital will be returned to shareholders in the future.

Lastly, we continue to believe in the benefits of scale. Our technical work suggests that core drilling inventory across the industry is far more scarce than public equity investors appreciate, resulting in companies with large, contiguous acreage positions in core areas, like Laredo, being significantly undervalued. As such, we believe quite strongly in the merits of consolidation. The Laredo Board has an obligation to evaluate strategic alternatives that may allow the Company to increase its scale, create incremental shareholder value, and accelerate the realization of the value inherent in Laredo’s assets.

Importantly, the efforts to reduce costs, improve capital efficiency, and evaluate strategic alternatives should be continuous, in accordance with your fiduciary duty, and should not be delayed either ahead of, or following, the upcoming management transition.

Thanks again for your engagement on these issues and for working on behalf of your shareholders.

Sincerely,

Kenneth L. Settles, Jr. Managing Partner	MacKenzie B. Davis Managing Partner

EXHIBIT G

TRANSACTIONS IN THE SECURITIES OF THE ISSUER DURING THE
PAST SIXTY DAYS BY THE REPORTING PERSONS

No transactions in the shares of Common Stock have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, managing member, affiliate or subsidiary of any of the Reporting Persons during the last sixty (60) days except the following transactions, each of which was made in a broker’s transaction in the open market:

Reporting Person	Sale/Purchase	Date	No. of Shares	Average Price Per Share ($)
SailingStone	Sale	03/12/2019	88,049	3.08
SailingStone	Sale	04/26/2019	100,378	3.17